Filed by E. I. du Pont de Nemours and Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company; E. I. du Pont de Nemours and Company

Commission File No.: 001- 00815

Dear Colleagues —

DuPont and Dow will publicly announce today the U.S. site structure for the global Agriculture company that will be created following the planned separation of DowDuPont into three independent, publicly-traded companies.

The U.S. site structure will include a corporate headquarters in Wilmington, Del., with Global Business Centers in Johnston, Iowa, and Indianapolis, Indiana. The corporate headquarters will include the office of the CEO and key corporate support functions.  The Global Business Centers will include leadership of business lines, business support functions, research and development, global supply chain, and sales and marketing capabilities concentrated in the Midwest. Each location offers its own distinct capabilities and advantages, which will ultimately fuel long-term growth and create opportunities for employees. I am confident we are all committed to creating a leading agricultural company that is focused on delivering the best solutions to farmers.

I am proud to be part of DuPont and DuPont Pioneer and their unique places in history. Combined we have a rich heritage — from the 214-year history of DuPont and its start along the Brandywine River in Delaware, to the 90-year legacy of DuPont Pioneer and the fact that our Johnston campus sits on land owned by our founder, Henry A. Wallace. Pioneer® brand products will continue to be the seed we sell and the one our customers depend on to increase their productivity and profitability now and for many years to come. The Pioneer® brand will continue to play a central role in the brand architecture of the new company, and related work is underway.

As I look back on how far agriculture has advanced and consider the opportunities ahead of us, I can’t think of a better time to be part of this industry. I am optimistic about our future and how we will continue to deliver greater value and choice to our customers.  When our customers are successful, we are successful. Thank you for everything you do every day to make this happen.

Paul

Translated versions of this letter will be available as soon as possible.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) will cause DowDuPont Inc. (f/k/a Diamond-Orion HoldCo, Inc.) (“DowDuPont”), to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Dow and DuPont and that also will constitute a prospectus of DowDuPont.  Dow, DuPont and DowDuPont may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Dow, DuPont or DowDuPont may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Dow, DuPont and DowDuPont through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19805
Attention: Investor Relations	Attention: Investor Relations:
1-989-636-1463	1-302-774-4994

Participants in the Solicitation

Dow, DuPont, DowDuPont and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2015 and its proxy statement filed on March 27, 2015, which are filed with the SEC.  Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2015 and its proxy statement filed on March 23, 2015, which are filed with the SEC.  A more complete description will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separations, including anticipated timing, any changes to the configuration of businesses included in the potential separation if implemented, (iii) the intended separation of the agriculture, material science and specialty products businesses of the combined company post-mergers in one or more tax efficient transactions on anticipated terms and timing, including a number of conditions which could delay, prevent or otherwise adversely affect the proposed transactions, including possible issues or delays in obtaining required regulatory approvals or clearances, disruptions in the financial markets or other potential barriers, (iv) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (v) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (vi) the ability of Dow or DuPont to retain and hire key personnel, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (viii) uncertainty as to the long-term value of DowDuPont common stock, (ix) continued availability of capital and financing and rating agency actions, (x) legislative, regulatory and economic developments, (xi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Dow’s and/or DuPont’s financial performance, (xii) certain restrictions during the pendency of the merger that may impact Dow’s or DuPont’s ability to pursue certain business opportunities or strategic transactions and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.